Brian F. Faulkner
                      A PROFESSIONAL LAW CORPORATION
27127 CALLE ARROYO, SUITE 1923 .  SAN JUAN CAPISTRANO, CALIFORNIA 92675
         T:  949.240.1361  .  F:  949.240.1362 . C: 714.608.2125
                            E: BRIFFAULK@AOL.COM



VIA FEDERAL EXPRESS AND EDGAR


February 28, 2006


H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  RMD Technologies, Inc.
     Amendment No. 4 to Registration Statement on Form 10-SB
     Filed October 25, 2005
     Amendment No. 1 to Form 10-KSB for the Fiscal Year Ended May 31, 2005 Filed October 25, 2005
     Form 10-QSB for the Quarter Ended August 31, 2005
     Filed October 27, 2005
     File No. 0-51109

Dear Mr. Owings:

     This letter is in response to your letter of November 10, 2005 with regard to Amendment No. 4 to the Form 10-SB registration statement of RMD Technologies, Inc., a California corporation ("Company"), filed on October 25, 2005, and Amendment No. 1 to the Form 10-KSB for the fiscal year ended May 31, 2005, filed October 25, 2005. Each comment point in your letter will be addressed below and in an amended Form 10-SB, an amended Form 10-KSB, and an amended Form 10-QSB to be filed on EDGAR:

     1. Fuel costs have been classified as part of cost of sales. The increase in fuel costs was not a contributing factor to the volume of recycled materials processed. We have separately discussed the changes in cost of revenues in the results of operations of the MD&A section. We are not aware of any trends to the recycling revenues which would require further discussion as required by Item 303 of Regulation S-B.

     2. The description of the convertible note in question makes clear that the note is not convertible until the Company clears all comments from the Securities and Exchange Commission on its Form 10-SB filing. Under SEC beneficial ownership rules, someone is not considered to own the underlying shares of a convertible security unless that person has a right to convert that security within the next 60 days. Since the Company does not know,and cannot predict when, the subject Form 10-SB will clear comments, then the note holder cannot be considered to be owning the underlying shares.
In addition, it should be noted that the principal amount of this convertible note, and all accrued interest, were paid in February 2006.

     3. The noted changes regarding Arthur DeJoya have been made to the Form 10-SB (Part I, Items 4 and 5). Mr. DeJoya was not appointed to his position until September 1, 2005; therefore, he is not included in the Form 10-KSB.

     4. The $25,000 convertible note has been added to Part II, Item 4 of the Form 10-SB, as well as Part II, Item 2 of the Form 10-QSB. The section accurately reflects all issuance of restricted securities within the past three years.

     5. In compliance with your comment, we have included updated interim financial statements for the period ending November 30, 2005 and all required disclosures.

     6. We agree and have revised the statements of cash flows to include the $2,130 change in bank overdraft in financing cash flows for the audited financial statements.

     7. Upon further consideration and review, we have revised the year ended May 31, 2005 and 2004 financial statements to account for the reclassification of certain costs associated with sales and recycling as a correction of an error. Accordingly, we have revised Note 7 to the financial statements to reflect the correction of an error.

     8. Upon further consideration and review of the underlying conversion feature related to the promissory note, we have used $0.01 as a basis for fair value in determining the $25,000 beneficial conversion feature. The $0.01 fair value was determined based upon anticipated shares issuances at such price. We have noted in Note 2 of the period ending August 31, 2005 10-QSB that the beneficial conversion feature will be amortized over the life of the loan. Additionally, we have revised Note 8 of the year ending May 31, 2005 financial statements to describe the beneficial conversion feature related to the promissory note. The method by which the Company intends to account for accrued interest convertible into additional shares of common stock is also discussed in revised Note 8.

     9. We agree and have revised the weighted average number of common shares as of August 31, 2004 in the Form 10-QSB.

     10.  We have revised the earnings per share to "nil" in the Form 10-QSB

     11. Any reference to "related party" in connection with the convertible note in any of the documents has been removed. This loan was not from a related party.

     12. The referenced convertible note is not convertible into freely trading shares. In order to correct disclosure on this item, the language on this item under Part I, Item 2 of the Form 10-SB, Part
II, Item 6 of the Form 10-KSB (and Note 8 to the audited financial statements), and Part I,

     Item 2 of the Form 10-QSB has been amended to read: "The note has a feature that allows the holder to convert the principal and any accrued interest into restricted shares of common stock of the Company at a rate of $0.001 per share at any time after the Company clears all comments from the Securities and Exchange Commission on its Form 10-SB filing (which will then make the Company eligible for quotation on the Over the Counter Bulletin Board), until the note is satisfied. As stated under comment No. 2, the principal amount of this convertible note, and all accrued interest, were paid in February 2006.

     13. The referenced paragraph has been moved to the discussion under Liquidity and Capital Resources.

     14. The Form 10-KSB has been amended to reflect all applicable comments on the Form 10-SB.

     15. The amended Form 10-KSB will properly reflect all required certifications.

     16. In reference to Item 8A of the Form 10-KSB (your statement that the requirements of Item 308(c) of Regulation S-B have not been deferred), your attention is directed to the following language out of the SEC Final Rule (33-8618, dated September 22, 2005):

     "Compliance Dates: The compliance dates are extended as follows:
A company that is not an accelerated filer must begin to comply with these requirements for its first fiscal year ending on or after July 15, 2007. Companies must begin to comply with the provisions of Exchange Act Rule 13a-15(d) . . . requiring an evaluation of changes to internal controls over financial reporting requirements with respect to the company's first periodic report due after the first annual report that must include management's report on internal control over financial reporting."

     Therefore, Section 308(c) is not applicable to the Company since it refers to the evaluation under Rule 13a-15(d), which is not yet required for the Company (which is not an accelerated filer). The word "significantly" had been previously removed from Item 8A of the Form 10-KSB (under Amendment No. 1).

     I have enclosed two marked copies of the filed Form 10-SB/A (Amendment No. 5), the filed Form 10-KSB/A (Amendment No. 2), and the filed Form 10-QSB/A showing the changes made per this letter. Should you have any additional comments or questions, please feel free to contact me.

                                       Sincerely,



                                       By: /s/ Brian F. Faulkner
                                       Brian F. Faulkner

cc:  Pat Galliher, RMD Technologies, Inc.